January 11, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549-4561

Attn:  Charito A. Mittelman

Re:	Eagle Hospitality Properties Trust, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-128799

Ladies and Gentlemen:

The Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 P.M. on January 13, 2006, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey D. Miller of DLA Piper Rudnick Gray Cary US LLP with any questions or comments at (919) 786-2005. Thank you for your assistance with this filing.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

By:	/s/ J. William Blackham
Name:	J. William Blackham
Title:	President and Chief Executive Officer